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                             November 18, 2022

       Junze Zhang
       President and Chief Executive Officer
       Huahui Education Group Ltd
       13 th Floor, Building B1, Wisdom Plaza
       Qiaoxiang Road, Nanshan District
       Shenzhen , Guangdong Province , China 518000

                                                        Re: Huahui Education
Group Ltd
                                                            Post Effective
Amendment No. 3 to Form F-1
                                                            Filed November 8,
2022
                                                            File No. 333-235275

       Dear Junze Zhang:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 3 to Form F-1

       Transfers of Cash to and from the Company's Subsidiaries, page 15

   1. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to
distribute earnings. Quantify any cash flows and transfers of other assets by type that
have occurred between the holding company and its subsidiaries, and the direction of
transfer. Quantify any dividends or distributions that a subsidiary has made to the holding
company, and their tax consequences. Similarly quantify
                                                        dividends or
distributions made to U.S. investors, the source, and their tax consequences.
                                                        Your disclosure should
make clear if no transfers, dividends, or distributions have been made to date. Describe
any restrictions on foreign exchange and your ability to transfer cash between entities,
across borders, and to U.S. investors. Describe any restrictions and
 Junze Zhang
Huahui Education Group Ltd
November 18, 2022
Page 2
         limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
General

2. We note your revised disclosure in response to prior comment 4, indicating that your PRC counsel, Zhuojian Law Firm, has provided you with an opinion on various matters. Please file the opinion as an exhibit to this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameJunze Zhang                                 Sincerely,
Comapany NameHuahui Education Group Ltd
                                                              Division of
Corporation Finance
November 18, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName